

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2023

Shannon Okinaka
Chief Financial Officer
Hawaiian Holdings Inc
3375 Koapaka Street, Suite G-350
Honolulu, HI, 96819

> **Re: Hawaiian Holdings Inc**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 15, 2023**
> **File No. 001-31443**

Dear Shannon Okinaka:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Note 14 - Amazon Agreement, page 99

1. We understand that you recently issued Amazon a warrant valued at $82.5 million to acquire up to 9,442,443 shares of your common stock, and that a portion of the warrant representing rights to acquire 1,258,992 common shares, which you valued at $ 11.6 million, vested upon issuance. You indicate that a corresponding asset has been recognized and we see the balancing entry to additional paid-in capital.

    We also understand that an exercise price of $14.71 has been established for the first 6,294,962 shares to vest, and that an exercise price for the remaining balance of 3,147,481 shares to vest is not yet determinable. You explain that the value of the warrant will be recognized as a reduction of revenue over the vesting period, which you indicate will correlate with payments that Amazon will make under the Air Transportation Services

Agreement (ATSA) "or generally with respect to air cargo or air charters," with full vesting of the award possible if the cumulative payments amount to $1.8 billion, prior to the expiration of the warrant on October 20, 2031.

Please expand your disclosures to clarify your accounting policy as it relates to your expectations for vesting and recognition of warrant value. For example, (i) describe the circumstances under which you will recognize incremental value of the warrant as an asset, (ii) explain how vesting or your expectations about the probability of vesting will factor into these determinations, (iii) indicate the period over which the initial and each incremental value recognized as an asset will be amortized or explain how the period will be established if this will depend on future events, (iv) clarify the extent to which there is or is not a consistent proportional vesting relationship with dollar sales over the term of the arrangement, and (v) include such additional information as necessary to clarify how your plan to recognize warrant value as an offset to revenue over the vesting period reconciles with having an asset for the fully vested portion of the warrant.

Tell us whether you have relied upon the guidance in FASB ASC 606-10-32-25A and FASB ASC 718 in formulating your accounting policy, including measurement and classification. If you believe this is the applicable guidance, please clarify your view on the classification, circumstances that could result in a change in classification, your accounting policy election for forfeitures related to nonemployee share-based payment awards pursuant to FASB ASC 718-10-35-1D, and how you will characterize and present changes in the value of the warrant associated with the uncertain exercise price, if not attributable to the transaction price, along with your rationale.

However, if you have relied upon other guidance in formulating your accounting policy, please identify the specific literature and explain to us your rationale. Please also submit any associated revisions that you propose to the critical accounting policy disclosures on page 52, to address the guidance in Item 303(b)(3) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation